

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2019

Michael Angerthal
Executive Vice President, Chief Financial Officer
Virtus Investment Partners, Inc.
One Financial Plaza
Hartford, CT 06103

      Re: Virtus Investment Partners, Inc.
          Form 8-K Filed July 26, 2019
          File No. 001-10994

Dear Mr. Angerthal:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Finance